SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934


For the quarter ended August 31, 2001


               AYOTTE MUSIC INC.                             000-30683
-----------------------------------------------     ----------------------------
(Translation of Registrant's name into English)            SEC File No.

                 2060 Pine Street, Vancouver, BC, Canada V6J 4P8
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of forms 20-F or Form 40-F.]

                  Form 20-F     X           Form 40-F
                             -------                   --------

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.]

                     Yes                     No     X
                          --------               -------

              AYOTTE MUSIC INC.



              QUARTERLY FINANCIAL STATEMENTS
              (UNAUDITED)

              AS AT AUGUST 31, 2001

              INDEX                                                PAGE NO.
              SCHEDULE A: FINANCIAL STATEMENTS
              1.       BALANCE SHEET                                    3
              2.       STATEMENT OF DEFICIT                             4
              3.       STATEMENT OF CASH FLOW                           5
              4.       NOTES TO FINANCIAL STATEMENTS                  6-8

              SCHEDULE B: SUPPLEMENTARY INFORMATION                     9
              SCHEDULE C: MANAGEMENT DISCUSSION                      10-11
              SIGNATURE                                                 11

AYOTTE MUSIC INC.
BALANCE SHEET                                                  Schedule A
(Prepared by Management without Audit)

--------------------------------------------------------------------------------
                                           August 31, 2001   August 31, 2000
--------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
Cash and term deposits                       $   890,866      $   842,620
Accounts receivable                               85,768           95,808
Inventories                                      261,170          271,284
Prepaid expenses                                  16,349           29,748
--------------------------------------------------------------------------

                                               1,254,153        1,239,460

CAPITAL                                          181,494          220,140

PATENT                                             1,016            1,016
--------------------------------------------------------------------------

                                             $ 1,436,663      $ 1,460,616
==========================================================================

LIABILITIES

CURRENT
Accounts payable and accrued liabilities     $   113,352      $   115,556
--------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL                                  3,029,073        3,019,737

DEFICIT                                       (1,705,762)      (1,674,677)
--------------------------------------------------------------------------

                                               1,323,311        1,345,060
--------------------------------------------------------------------------

                                             $ 1,436,663      $ 1,460,616
==========================================================================


APPROVED BY THE DIRECTORS:    MICHAEL FUGMAN           LOUIS EISMAN
                              --------------           ------------
                                DIRECTOR                 DIRECTOR


AYOTTE MUSIC INC.
STATEMENT OF DEFICIT                                                                        Schedule A
(Prepared by Management without Audit)
-------------------------------------------------------------------------------------------------------
                                      Three Month        Three Month       Six Month        Six Month
                                         Period            Period            Period           Period
                                         Ended             Ended             Ended            Ended
                                       August 31,        August 31,        August 31,       August 31,
                                         2001              2000              2001             2000
-------------------------------------------------------------------------------------------------------

SALES                                $    343,986      $    314,488      $    714,994      $    681,974

COST OF GOODS SOLD                        256,863           173,150           537,812           392,295
-------------------------------------------------------------------------------------------------------

GROSS MARGIN                               87,123           141,338           177,182           289,679
-------------------------------------------------------------------------------------------------------

EXPENSES
Advertising and promotion                  14,026            18,903            36,451            35,834
Amortization                               12,600            15,000            25,200            30,000
Bad debts                                    --                 800               859               800
Bank charges and interest                   7,934             6,362            16,272            17,058
Computer                                      107             1,912             1,500             3,480
Internet and Website                        1,776             8,703            12,606            10,275
Legal and accounting                        4,950             4,288            10,092            16,860
Management fees                            12,000            12,000            24,000            24,000
Public company expenses                     5,546              --               8,055              --
Office                                      3,368             5,923             5,950             7,870
Rent, Insurance and Utilities               6,889             4,719            14,103            12,894
Repairs and maintenance                      --                 403              --               1,900
Salaries and employee benefits             43,405            46,393            88,903           101,185
Telephone and fax                           2,087             5,930             7,140            11,927
*One Time Corporate expenses               29,822            36,776            38,240            89,411
-------------------------------------------------------------------------------------------------------

                                          144,510           168,112           289,371           363,483
-------------------------------------------------------------------------------------------------------

INCOME (LOSS) FROM OPERATIONS             (57,387)          (26,774)         (112,189)          (73,804)

OTHER
Expense recovery                             --              44,049              --              44,049
Other income                               24,185            (1,196)           47,470             2,137
Gain (loss) on foreign exchange            (1,398)            2,162               284             6,312
Loss on disposal of asset                    --                --              (5,351)             --
-------------------------------------------------------------------------------------------------------

NET INCOME (LOSS) FOR THE PERIOD          (34,600)           18,241           (69,786)          (21,306)

DEFICIT, beginning of period           (1,671,162)       (1,692,918)       (1,635,976)       (1,653,371)
-------------------------------------------------------------------------------------------------------

DEFICIT, end of period               $ (1,705,762)     $ (1,674,677)     $ (1,705,762)     $ (1,674,677)
=======================================================================================================

LOSS PER SHARE                                .01               .01               .01               .01
Shares Issued                          13,079,000        12,944,000        13,079,000        12,944,000

Note:  *Corporate Expenses are those expenses that relate to the SEC listing and the search for other web based businesses.


AYOTTE MUSIC INC.
STATEMENT OF CASH FLOW                                                               Schedule A
(Prepared by Management without Audit)

------------------------------------------------------------------------------------------------
                                         Three Month    Three Month    Six Month      Six Month
                                           Period         Period         Period         Period
                                           Ended          Ended          Ended          Ended
                                         August 31,     August 31,     August 31,     August 31,
                                            2001          2000           2001           2000
------------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
Net income (loss) for the period         $ (34,600)     $  18,241      $ (69,786)     $ (21,306)
Non-cash items:
   Amortization of capital                  12,600         15,000         25,200         30,000
   Loss on disposal of asset                  --             --            5,351           --
------------------------------------------------------------------------------------------------
                                           (22,000)        33,241        (39,235)         8,694
------------------------------------------------------------------------------------------------
CHANGES IN NON-CASH WORKING CAPITAL
   Accounts receivable                      41,975         32,648         16,901         87,909
   Inventories                              20,310        (26,875)       (15,757)       (19,584)
   Prepaid expenses                         (4,898)       (19,782)        14,859        (21,528)
   Accounts payable                        (15,965)       (80,875)       (13,216)       (49,311)
------------------------------------------------------------------------------------------------
                                            41,422        (94,884)         2,787         (2,514)
CASH FLOWS FROM FINANCING ACTIVITIES
   Purchase of capital assets                  299         (2,590)       (10,904)        (6,302)

CASH FLOWS FROM INVESTING ACTIVITIES
   Issuance of share capital                  --             --             --          494,000
------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH             19,721        (64,233)       (47,352)       493,878

CASH, beginning of period                  871,145        906,853        938,218        348,742
------------------------------------------------------------------------------------------------

CASH, end of period                      $ 890,866      $ 842,620      $ 890,866      $ 842,620
================================================================================================

AYOTTE MUSIC INC.
NOTES TO THE FINANCIAL STATEMENTS
SIX MONTH PERIOD ENDED AUGUST 31, 2001
(Prepared by Management without Audit)
--------------------------------------------------------------------------------


These financial statements are presented in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

1.   OPERATIONS

     Ayotte  Music  Inc.  ("Ayotte"  or the  "Company")  is a  British  Columbia
     corporation  in  the  business  of   manufacturing   drums  for  the  music
     entertainment industry.

2.   SIGNIFICANT ACCOUNTING POLICIES

     a)   Inventories

          Inventories are valued at the lower of cost ant net realizable value. Cost is determined under the specific identification method. Inventory is comprised primarily of custom-made drum kits.

     b)   Capital Assets

          Capital assets are recorded at cost. Amortization is provided on a declining-balance basis over the estimated useful lives of the assets at an annual rate of 20%. Computer software is amortized at 100%.
          One-half  of  the   amortization  is  provided  for  in  the  year  of
          acquisition.

     c)   Foreign Exchange

          Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the period-end. Revenues and expenses are translated at the exchange rate prevailing at the time of the transactions. Transaction gains or losses are reflected in operations.

          All revenue from direct sales into the United States is received in US dollars. As the Company's main operations are located in Canada, a significant portion of expenses are incurred in Canadian dollars, therefore, the Canadian dollar is considered the functional currency for measuring transactions. Foreign currency translation gains and losses arising from normal business operations are credited to or charged against other income for the period incurred.

     d)   Revenue Recognition

          The Company earns revenue from internet and direct sales, as well as sales to dealers.

               (i)  Dealers

                    Revenue from sales to dealers is recognized and recorded upon shipment of the completed product. The product is invoiced upon shipment, as this is a requirement for cross-border transactions.

               (ii) Internet and Direct Sales

                    Revenues from sales on the internet and direct sales are received, recognized and recorded upon shipment of the completed product. Shipping occurs upon receipt of full payment for product.

AYOTTE MUSIC INC.
NOTES TO THE FINANCIAL STATEMENTS
SIX MONTH PERIOD ENDED AUGUST 31, 2001
(Prepared by Management without Audit)
--------------------------------------------------------------------------------


2.   SIGNIFICANT ACCOUNTING POLICIES (cont'd)

     e)   Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

     f)   Earnings (Loss) Per Share

          Earnings (loss) per share are computed using the weighted average number of shares outstanding during the period.

     g)   Advertising Expense

          The Company expenses advertising costs as incurred.

     h)   Cash and Cash Equivalents

          Cash equivalents are comprised of certain highly liquid instruments and are invested in interest earning investments redeemable at any time.

3.   FINANCIAL INSTRUMENTS

         The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.


4.   RELATED PARTY TRANSACTIONS

     a) Consulting and management fees of $12,000 were paid to a shareholder of the Company and another company owned by a director.

     b) Stock Options were issued to two Directors of the Company on July 31st, 2001. There were 700,000 Options issued at an exercise price of $0.10 per share, expiring on July 18, 2006.

AYOTTE MUSIC INC.
NOTES TO THE FINANCIAL STATEMENTS
SIX MONTH PERIOD ENDED AUGUST 31, 2001
(Prepared by Management without Audit)
--------------------------------------------------------------------------------


5.   EARNINGS (LOSS) PER SHARE

     The earnings (loss) per share figures are calculated using the weighted average number of shares outstanding during the year. Fully diluted earnings (loss) per share are not calculated, as the effect on earnings
     (loss) per share is of no significance.

                                                         2nd Quarter      2nd Quarter
                                                            2001             2000
          ----------------------------------------------------------------------------

          Net income (loss) for the period             $    (34,600)     $      18,241

          Weighted average shares outstanding            13,079,000         12,944,000
          ---------------------------------------------------------------------------

          Earnings (loss) per share                    $      (0.01)     $       (0.01)
          ===========================================================================


6.   SUBSEQUENT EVENTS

     The following transactions occurred subsequent to the end of the reporting period:

     a) On October 4th, 2001, the company announced that the Board of Directors has accepted an Agreement in Principal to sell the assets of the company, subject to shareholder approval. The assets include the Company's core business of manufacturing and distributing drums and related products.

AYOTTE MUSIC INC.
QUARTERLY REPORT AUGUST 31, 2001                                      SCHEDULE B
(Prepared by Management without Audit)


SUPPLEMENTARY INFORMATION

1.   For the Current Fiscal Year-to-Date:

     For  information  on  Marketing   Expenses,   General  and   Administrative
     expenditures please refer to Schedule A. There are no deferred costs.

     Included in Cost of Sales are:
              Purchases                           $  268,927
              Freight In                               9,555
              Freight Out                             43,140
              Labour                                 156,824
              Rent                                    51,977
              Utilities                                8,409
              Maintenance                              2,707
              Operating Supplies                      12,030
              Change in Inventory                    (15,757)
                                                  ----------
                                                  $  537,812
                                                  ==========

     For information on Related Party Transactions, refer to "Notes to the Financial Statements."

2.   For the Fiscal Year-to-Date:

     a)   Options Granted       (a) 700,000 incentive stock options exercisable prior to July 18, 2006 @
          on July 31, 2001          $0.10 per share were granted to Directors of the Company

                                                                             NO OF
                                                                             OPTIONED
                                    NAME OF OPTIONEE     POSITION            SHARES       EXPIRY DATE


                                    Louis Eisman         President & CEO     200,000      July 18, 2006
                                    Michael Fugman       Director            500,000      July 18, 2006

3.   As at August 31, 2001:

     a)   Authorized
          Capital:                    an unlimited number of common shares without par value
     b)   Issued Share
          Capital:                    13,079,000 common shares for a value of $3,029,073
     c)   Options
          Outstanding:

                                      NUMBER OF SHARES             PRICE           EXPIRY DATE
                                      650,000                      $0.10           October 18, 2002
                                      100,000                      $0.42           February 22, 2004
                                      700,000                      $0.10           July 18, 2006

     d)   Warrants
          Outstanding:                The Company has outstanding share purchase warrants to acquire shares as follows:

                                      NUMBER OF SHARES             PRICE           EXPIRY DATE
                                      1,235,000                    $0.80           June 14, 2002

     e)   Shares in Escrow:           N/A
     f)   List of Directors
          and Officers:               Louis Eisman                 Interim President and Director
                                      Michael Fugman               Director
                                      Don Mazankowski              General Manager, Director

AYOTTE MUSIC INC.
MANAGEMENT DISCUSSION                                                 Schedule C
QUARTERLY REPORT AUGUST 31, 2001
(Prepared by Management without Audit)
================================================================================

DESCRIPTION OF BUSINESS

Ayotte Music Inc. is the legal name of the company that operates as Ayotte Drums. Our registered office is located at 1199 West Hastings Street, Suite 600, Vancouver, BC, V6E 2E9. Our office and manufacturing facility are located at 2060 Pine Street, Vancouver, BC, V6J 4P8.

Ayotte Drums was founded by Ray Ayotte who began selling, teaching and repairing drums in 1972, and manufactured drums and other related percussion and musical products starting in 1982. Mr. Ayotte left the company in 1999.

Ayotte Drums manufactures high quality custom and professional quality musical drums. There are innovations and levels of quality that make these drums unique in the market. On November 26, 1999 we commenced a new Internet based "e-commerce initiative" by selling products directly to consumers at significant discounts. We have been able to maintain a strong Canadian dealership base but sales throughout the rest of the world are initiated mainly through the Internet.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

TO MAY 31, 2001
---------------

Sales for the three-month period ending May 31, 2001 were $371,008 compared to $367,486 for the same period last year. Cost of sales have increased to $280,949 as compared to $219,145 resulting in a gross margin of $90,059 compared to a gross margin of $148,341 for the previous period. Advertising and promotion expenses increased to $22,425 compared to the previous period of $16,931.
Internet and Website costs increased to $10,830 as compared to the previous period of $1,572. Legal and accounting expenses decreased to $5,142 compared to the previous period of $12,572. Salary and employee benefits decreased to $45,498 compared to the previous period of $54,792. One time corporate expenses which are expenses that directly relate to obtaining and maintaining a SEC listing and a search for other web based business decreased to $8,418 compared to the previous period of $51,382. Other income for the period was $23,285 compared to the other income for the previous period of $3,333. A loss on the disposal of an asset of $5,351 was reported when the company automobile was sold. Management fees of $12,000 were paid to a shareholder of the Company and another company owned by a director.

TO AUGUST 31, 2001
------------------

Sales for the six-month period ending August 31, 2001 were $714,994 compared to $681,974 for the same period last year. Cost of Sales have increased to $537,812 as compared to $392,295 for resulting in a Gross Margin of $177,182 compared to a Gross Margin of $289,679 for the previous period. Advertising and promotion expenses increased to $36,451 compared to the previous the previous period of $35,834. Internet and website costs increased to $12,606 as compared to the previous period of $10,275. Legal and Accounting expenses decreased to $10,092 compared to the previous period of $16,860. Salary and Employee Benefits were $88,903 compared to $101,185 for the previous period. One time corporate expenses which are expenses that directly relate to obtaining and maintaining a SEC listing and a search for other web based business decreased to $38,240 compared to the previous period of $89,411. Other income for the period was $47,470 compared to the previous period of $2,137. Management fees of $24,000 were paid to a shareholder of the Company and another company owned by a director.

SUBSEQUENT EVENTS

Subsequent events that have occurred since the end of the period;

      a) On October 4th, 2001, the company announced that the Board of Directors has accepted an Agreement in Principal to sell the assets of the company, subject to shareholder approval. The assets include the Company's core business of manufacturing and distributing drums and related products.



LIQUIDITY AND SOLVENCY

The company remains in a strong position to meet ongoing financial obligations as they become due with working capital of $1,140,801.





                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 AYOTTE MUSIC INC.
                                                 (Registrant)



Date:  October 29, 2001                     By:       /s/    Don Mazankowski
                                                 -------------------------------
                                                 General Manager